SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 2 of 8

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,360,495
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,360,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,360,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 3 of 8

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,412,232
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,412,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,412,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 4 of 8

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,360,495
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,360,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,360,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 5 of 8

Item 1.	SECURITY AND ISSUER

This statement on the amendment to Schedule 13D (the “Schedule 13D”) relates to the class B common stock, par value $0.01 (the “Class B Common Stock”), of Marchex, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c)	This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC (“Edenbrook”), a New York limited liability company, as the investment manager to certain private investment funds, with respect to the Class B Common Stock owned by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP (the “Fund”), a Delaware limited partnership, with respect to the Class B Common Stock owned by such private investment fund and (iii) Jonathan Brolin (“Mr. Brolin”), a United States citizen and the principal of Edenbrook with respect to the Class B Common Stock owned by such private investment funds (collectively, the “Reporting Persons”).

Mr. Brolin’s present principal occupation or employment is acting as a private investor. The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $17,460,506. The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 6 of 8

Item 4.	PURPOSE OF TRANSACTION

On December 26, 2018, Mr. Brolin, on behalf of Edenbrook, sent a letter to certain executive officers of the Issuer, including the Issuer’s Chairman (the “ Letter”), to express, among other things, support for the development of the Issuer’s business from primarily a transactional business to a recurring revenue business as well as the Issuer’s execution of several initiatives over the course of 2018, including payments of special dividends, share repurchases, and two strategic transactions. The Letter also reiterated Edenbrook’s belief that the Class B Common Stock is currently undervalued in the marketplace, and as a result, trades at a significant discount in relation to the intrinsic value of the Issuer. The foregoing summary of the Letter is not complete and is qualified in its entirety by the full text of the Letter, which is included as Exhibit C hereto and is incorporated herein by reference.

Except as set forth herein, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D. The Reporting Persons continually evaluate their investment in the Class B Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Class B Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Class B Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Class B Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(c)	As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 5,360,495 shares of Class B Common Stock, constituting 14.5% of the shares of Class B Common Stock, based upon 36,926,629 shares of Class B Common Stock issued and outstanding as of November 6, 2018, as reported in the Issuer's Quarterly Report for the quarterly period ended September 30, 2018, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 9, 2018, and (ii) the Fund may be deemed to be the beneficial owner of 4,412,232 shares of Class B Common Stock, constituting 11.9% of the shares of Class B Common Stock, based upon 36,926,629 shares of Class B Common Stock issued and outstanding as of November 6, 2018, as reported in the Issuer's Quarterly Report for the quarterly period ended September 30, 2018, filed on Form 10-Q with the SEC on November 9, 2018.

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 7 of 8

Edenbrook has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 5,360,495 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 5,360,495 shares of Class B Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 4,412,232 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 4,412,232 shares of Class B Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 5,360,495 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 5,360,495 shares of Class B Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer effected since the filing of Amendment No. 8 to the Schedule 13D are set forth in Exhibit B. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Class B Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 26, 2018, the Reporting Persons entered into a Joint Filing Agreement (“Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendments thereto. The Joint Filing Agreement is attached as Exhibit A to Amendment No. 9 and is incorporated herein by reference. In addition, the Reporting Persons are short 200 put option contracts expiring in 2019, which provide that the Reporting Persons will be required to purchase additional shares of Class B Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

A	Joint Filing Agreement
B	Schedule of Transactions in Common Stock
C	Letter, dated December 26, 2018

CUSIP No. 56624R108	SCHEDULE13 D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC, its General Partner

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated December 26, 2018, relating to the Class B Common Stock, par value $0.01 of Marchex, Inc. shall be filed on behalf of the undersigned.

Date: December 26, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC, its General Partner

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/14/2018	39,200	2.9000
12/19/2018	6,968	2.6989
12/20/2018	50,000	2.6800
12/20/2018	6,091	2.6963

Exhibit C

December 26, 2018

Marchex, Inc.

Office of the Chairman and Office of the CEO

520 Pike Street

Suite 2000

Seattle, WA 98101

Attention: Anne Devereux-Mills, Russell Horowitz and Mike Arends

Dear Anne, Russ and Mike:

Edenbrook Capital, LLC (“Edenbrook,” “we,” or “us”) beneficially owns 5,360,495 shares of Class B common stock, par value $0.01 per share (the “Class B Stock”) of Marchex, Inc. (“Marchex,” or the “Company”), representing approximately 14.5% of the outstanding Class B Stock and approximately 12.0% of Company’s outstanding common stock, including its privately-held Class A common stock, par value $0.01 per share. Edenbrook has been a stockholder since the first quarter of 2015 and has steadily grown its position to become the Company’s largest institutional stockholder.

Over the nearly four years of ownership, we have seen the Company’s management team successfully transform Marchex from a primarily transactional business to a recurring revenue business focused on enterprise clients. In doing so, you have put Marchex on a path to long-term, profitable and cash-generative growth. While the path to getting to this point has not been linear, the progress has been profound, and accelerated significantly this year. Over the course of 2018 alone, the Company has executed several meaningful examples of capital allocation, including:

1)	Paying a special dividend of $0.50 per share in March
2)	Opportunistically repurchasing an insider block of 2.3mm shares at $2.43 per share in May
3)	Acquiring Telmetrics, an enterprise call and text tracking analytics company, in November
4)	Acquiring Callcap, a call monitoring and analytics company, in December

Additionally, for the first time, in its third quarter 2018 earnings release, Marchex provided stockholders with segment reporting that broke out the Company’s faster-growing, higher-margin analytics revenue, which is largely recurring in nature. This high quality, software-based business, when combined with the two acquisitions referenced above, positions the Company to have a growing analytics business with more than $50 million in revenue. With the faster growing, higher-margin business expected to be more than half revenue in 2019, we expect to see meaningful pull-through effects for the Company’s aggregate financial profile. As one might have expected from this segment reporting, stockholders enjoyed an initial bounce in the stock price after Marchex’s third quarter earnings report showed how strong the crown jewel analytics business has become.

Despite all of these positive developments, Marchex’s Class B Stock now trades at an enterprise value of less than $70 million. One way to look at Marchex’s trading price is to say that Marchex is being valued at less than 1.4x its high quality analytics revenue, with zero value being given to the $50 million in trailing twelve months revenue from the Company’s legacy marketplace business, its $100+ million net operating loss carryforward or any of the Company’s intellectual property, including the massive conversational data set built up over many years, which is both hard to replicate and is the source of value creation for new higher, margin, recurring products.

We believe Marchex’s trading price of $2.63 per share (as of December 21, 2018) demonstrates a substantial discount to comparable industry valuations. Similar analytics-based public companies are trading at 4-6 times revenue, while private companies are being financed at 6-10+ times revenue. If Marchex were valued at 3 times analytics revenue (which is still a substantial discount to the market and less than Marchex just paid for Callcap), and approximately $44 million in cash were factored in, this would yield a value today of approximately $4.65 per share, which is 75% above today’s trading price of $2.63 per share (as of December 21, 2018). Adding in discounted values for the legacy business and the NOL carryforward would yield another approximately $1.60 per share, totaling approximately $6.25 per share, more than double today’s price. Further, given the continued profitable growth of the business, we expect these values to continue to expand in the coming years.

While the market is currently missing out on the accretive, profitable changes you are making to the business, we remain steadfast supporters of your transformation and believe that in time, the value will shine through and shareholders will be rewarded for your efforts and value creation.

Sincerely,

Jonathan Brolin

Managing Partner